EXHIBIT 14.1.1

CODE OF ETHICS
ATTACHMENT 1

Ethics and Business Conduct

Smith Micro Ethics Line

Smith Micro Software has established a confidential employee hotline, Smith Micro Ethics Line through an independent, outside firm specializing in handling anonymous employee concerns about potentially questionable business practices. Smith Micro Ethics Line is toll-free, available 24 hours a day, 7 days a week and is completely confidential. Just call 866.885.6943 to report any concern or issue that makes you uncomfortable. Your comments will be typed verbatim by the Operator and they will be delivered to the Senior Vice President & COO/CFO to investigate your complaints.

When calling, you should refer to Smith Micro Software as ‘My Company” to assure Company anonymity with the operator. You should also use a codeword for yourself to assure your anonymity for any follow-on calls.

This is our company and we are depending on you. The greatest safeguard any company has is employees who care. The world has changed and business is more complex. Scrutiny of corporate processes and decisions has never been more intense. Your individual courage to report any questionable matter is imperative to our success.